UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856). Information contained on our website is not incorporated by reference into this report.

Media Release Zurich, December 11, 2019

Update:
An earlier version of the media release stated, under ‘Driving TBVPS higher’, that “…we have identified up to 50 basis points of additional cost measures…” It has now been corrected to read 40 basis points.

Investor Day 2019

Highlights

▪
We will continue to grow by offering bespoke solutions to our clients, fully leveraging our wealth management and investment banking capabilities. Our regionalised approach allows us to stay close to our clients whilst capturing global synergies, when relevant.

▪	Aim to deliver in 2020:
▪	approximately 175 basis points of Return on Tangible Equity (RoTE) uplift, with additional upside in a constructive market environment
▪	approximately 10% RoTE
▪	Continued discipline on costs to drive positive operating leverage
▪	At least 50% of net income expected to be paid out in 2020 through dividends and share buybacks
▪	Approved buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 billion for 2020, with at least CHF 1.0 billion expected in 2020[1]
▪	Plan to continue to increase ordinary dividend by at least 5% per annum
▪	Medium term ambition of 12%+ RoTE
▪	ESG policy update: commitment to no longer provide any form of financing specifically related to the development of new coal-fired power plants

Zurich, December 11, 2019 – We will today update investors and analysts on the progress we have made in 2019, the first year since the completion of our three-year restructuring programme.

We will outline how we intend to continue to increase our returns in 2020 and beyond, support our clients across our franchises, deliver industry leading performance in our chosen markets, and return capital to our shareholders.

Continued momentum in 2019

We have achieved strong growth across key metrics:
▪	Pre-tax income was up 26%, Return on Equity increased by 220 basis points and RoTE improved by 250 basis points for the first nine months of 2019 versus the same period for 2018
▪	Book value per share grew by a compound annual growth rate (CAGR) of 8% and shareholder value creation grew by a CAGR of 11%[2] in the first nine months of 2019
▪
Supported by our wealth management businesses, Net New Asset (NNA) growth across the Group was 28% higher at 9M19 than at 9M18 and we achieved a record NNA of CHF 72 billion at 9M19, driving our Assets under Management to a record CHF 1.5 trillion, winning prestigious industry awards over the course of the year

We will address today how we intend to maintain our momentum in 2020.

Media Release Zurich, December 11, 2019

Growing revenues in wealth management

Over the past few years, thanks to the disciplined execution of our strategy - ‘A leading wealth manager with strong investment banking capabilities’ - we have been able to grow faster than our chosen markets, even when the environment was not supportive, as in 2019. Our regionalised structure, aligned to client needs, drives agile decision-making, greater accountability and an effective control framework, with a particular focus on compliance and risk management.

Between the end of 2015 and the end of 3Q19, we had attracted CHF 193 billion of NNA across the Group as a whole.  We also achieved a CAGR of 7% for our Wealth Management AuM over those four years. We have delivered consistent asset inflows by being a trusted adviser. Thanks to the strong collaboration among our wealth management, markets and investment banking teams, we provide institutional quality solutions and capabilities to our ultra-high-net-worth (UHNW) and entrepreneur clients. As we continue to further scale our record Wealth Management AuM of CHF 802 billion, we are compounding the growth of our more stable and recurring revenue streams.

Over time this growth in quality, stable, capital efficient revenue should drive significant upside to our Group RoTE.

Growing revenues in our markets businesses

We successfully completed the restructuring of Global Markets (GM) at the end of 2018. We have right-sized and de-risked our platform and increased its connectivity with our wealth management franchise. Global Markets delivered a strong performance in the first nine months of 2019, outperforming our peers across Fixed Income sales and trading and Equity sales and trading3. During that period, Global Markets achieved a pre-tax income of USD 914 million driven by significant revenue growth and continued cost discipline, achieving a return on regulatory capital of 9%, more than double its return on regulatory capital year on year.

We are uniquely positioned to leverage our markets activities across our wealth management businesses, and we are successfully delivering solutions to our wealth management clients through our ITS platform. With our ATS platform in APAC, we are starting to see early tangible benefits in 4Q19 of working closer together with Global Markets, across Prime and Equity Derivatives, as well as the potential to streamline support and control functions, capturing global synergies when and where relevant in due course.

Investment banking key to our success

Investment Banking and Capital Market’s (IBCM) leading client franchise is core to our integrated approach. We also have top tier investment banking franchises in Switzerland and in APAC4. Ahead of an expected loss for IBCM in 2019, including restructuring measures, we have put in place new leadership for our activities in New York and London. Looking ahead to 2020, we are working on actions that will reinvigorate the division, building on a strongly improving pipeline, which we expect will put us in a more advantageous position compared to 2019.

Maintaining cost discipline

As we have invested in the business and continued to seek opportunities for top-line growth, we have also maintained our cost discipline, consistently creating positive operating leverage during our restructuring and in 2019. We are focused on delivering continued productivity improvements through disciplined expense and investment management and are driving further structural savings initiatives. We

Media Release Zurich, December 11, 2019

aim to realise further efficiencies across the bank, driving operating leverage further through embedded cost management practices including transparency, productivity improvements and a consistent front-to-back approach across the bank.

Continuing to optimise our operating model

Continuing to invest in our control functions is key to our success as we grow our businesses. To this end, we have strengthened our Risk management function over the last four years, with a focus on Credit Risk management to ensure we are well equipped to navigate the cycle. We have maintained conservative underwriting and lending standards, while increasing hedging against potential tail events, minimising Group Value-at-Risk5, leverage exposure and level 3 assets as we have de-risked the Group over the last four years.

We continue to invest in effective Compliance and Controls, supporting growth through enhanced compliance capabilities. Our Compliance teams continue to utilise smart systems and processes throughout the entire client lifecycle – from onboarding to offboarding – delivering continued shareholder value.

Swiss regulatory capital rebalancing substantially complete

Since 2015, we have absorbed more than CHF 64 billion of methodology-driven RWA inflation.  During the same period, we have de-risked our bank and significantly strengthened our capital base, with CET1 capital of CHF 37.4 billion at 3Q19. As a result, we expect to operate with a risk density6 of 34% in 1Q20, and believe that our Swiss regulatory capital metrics are substantially rebalanced. Subsequently, we expect additional RWA inflation to be minimal over the next three years, after the RWA increase expected in 1Q20 from the Basel III reforms.

Driving TBVPS higher

We are generating capital to drive growth investments and reward shareholders. We have added 250 basis points to our RoTE for the nine months ending September 30, 2019 year on year and we aim to deliver approximately 175 basis points of further RoTE uplift in 2020 compared to 2019, taking us to approximately 10% by year-end 2020, driving Tangible Book Value per Share higher. We believe we can achieve this primarily by implementing measures we have already identified.

If markets are constructive and support revenue growth, we would expect our year-end 2020 RoTE to be approximately 11%. Conversely, should markets remain challenging in 2020, we have identified up to 40 basis points of additional cost measures in order to protect our RoTE ambition of approximately 10%.

Distributing capital to shareholders

As a result of our Swiss regulatory capital metrics rebalancing, we anticipate capital requirements as a percentage of Group net income to decrease in 2020. Our expected RoTE improvement would increase our headroom to further invest in our businesses and distribute capital to shareholders in 2020.

We expect to distribute at least 50% of net income to shareholders through a combination of both a sustainable ordinary dividend, which we expect to increase by at least 5% per annum, and a similar share buyback programme to 2019, with a buyback of up to CHF 1.5 billion approved by the Board of Directors for 2020, from which we expect a buyback of at least CHF 1 billion, subject to market and economic conditions. By delivering on our ambitions over the coming quarters and years, we aim to earn

Media Release Zurich, December 11, 2019

the right to invest more to grow our business as we demonstrate to investors our ability to generate above cost of capital returns.

Credit Suisse’s climate commitment: ESG policy update

As we recognise our share of responsibilities in addressing the challenges of climate change, Credit Suisse continues to expand its own role in supporting the transition to a low-carbon and climate-resilient economy. In 3Q19, we introduced a Group-wide Climate Risk Strategy, one important element of which is working with our clients to support the respective transition of their business models, and further integrating climate change into our risk management models.

As part of this effort, Credit Suisse is today announcing a significant policy change. The bank has decided to no longer provide any form of financing specifically related to the development of new coal-fired power plants. This is in addition to the bank’s existing policy of not providing any form of financing that is specifically related to the development of new greenfield thermal coal mines. This commitment also applies to cases where the majority of the use of proceeds is intended for the development of a new coal-fired power plant or a new greenfield thermal coal mine, respectively.

 The bank continues to review its relevant policies and guidelines on an ongoing basis.

Ends

Media Release Zurich, December 11, 2019

Contact details

Adam Gishen, Investor Relations Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com
The Investor Day media release and all presentation slides will be available to download from 7:00 CET today at: https://www.credit-suisse.com/investorday

Note: Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Return on tangible equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Media Release Zurich, December 11, 2019

Footnotes

1 Subject to market and economic conditions
2 Book value per share was CHF 18.25 at 9M19 compared to CHF 17.22 at 4Q18.Shareholder value creation is measured as 9M19 tangible book value per share of CHF 16.24 plus the dividend of CHF 0.26 per share paid in 2019 compared to 4Q18 tangible book value per share of CHF 15.27
3 Credit Suisse analysis based on company public disclosures. Includes Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS. For Equity Sales & Trading, does not include Deutsche Bank, who exited Equity Sales & Trading as part of its strategic transformation as announced on July 7, 2019. Analysis relates to Global Sales & Trading revenues in USD terms
4 Ranked number #1 in Switzerland and in APAC, excluding Japan and China onshore; Source: Dealogic as of September 30, 2019
5 Average one day, 98% trading book risk management Value-at-Risk
6 Rate of RWA to leverage exposure

Abbreviations
APAC – Asia Pacific; ATS – Asia Pacific Trading Solutions; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; CAGR – Compound Annual Growth Rate; CHF – Swiss francs; CET1 – common equity tier 1; FINMA – Swiss Financial Market Supervisory Authority; GAAP – Generally accepted accounting principles; GM – Global Markets; IBCM – Investment Banking & Capital Markets; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – mergers and acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SEC – US Securities and Exchange Commission; SUB – Swiss Universal Bank; TBVPS – tangible book value per share; UHNW – ultra-high-net-worth; USD – US dollar; WM&C – Wealth Management & Connected

Important information about this media release

In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of the date hereof. Actual results may differ. Annualised numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-3Q18, tangible shareholders’ equity excluded goodwill of CHF 4,736 million and other intangible assets of CHF 214 million from total shareholders’ equity of CHF 42,734 million as presented in our balance sheet. For end-4Q18, tangible shareholders’ equity excluded goodwill of CHF 4,766 million and other intangible assets of CHF 219 million from total shareholders’ equity of CHF 43,922 million as presented in our balance sheet. For end-3Q19, tangible shareholders’ equity excluded goodwill of CHF 4,760 million and other intangible assets of CHF 219 million from total shareholders’ equity of CHF 45,150 million as presented in our balance sheet. Shares outstanding were 2,552.4 million at end-3Q18, 2,550.6 million at end-4Q18 and 2,473.8 million at end-3Q19.
Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

References to Wealth Management net new assets and assets under management refer to the combined results of SUB PC, IWM PB and APAC PB within WM&C.

Information referenced in this media release, whether via website links or otherwise, is not incorporated into this media release.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts.
We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this media release.

Media Release Zurich, December 11, 2019

Cautionary statement regarding forward-looking information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals  expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2019 and beyond;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets and financial goals;
▪	the ability of counterparties to meet their obligations to us;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
▪	political and social developments, including war, civil unrest or terrorist activity;
▪	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪	the risk of cyber attacks, information or security breaches or technology failure on our business or operations;
▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;

▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organisation, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the potential effects of proposed changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer

/s/ David R. Mathers
David R. Mathers
Date: December 11, 2019		Chief Financial Officer